Mail Stop 4561

									February 14, 2006


Mr. Anderson L. Smith
President, Chief Executive Officer and Director
Jefferson Bancshares, Inc.
120 Evans Avenue
Morristown, Tennessee 37814
Via Mail and Facsimile (423) 714-1276

      Re:	Jefferson Bancshares, Inc.
		Form 10-K for the period ended June 30, 2005
		Form 10-Q for the quarter ended September 30, 2005
		File No. 1-31689

Dear Mr. Smith:

      We have reviewed your letter filed on February 2, 2006 and have the following comments.

Form 10-K for the Fiscal Year Ended June 30, 2005

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-9
1. We note your response to comments one and two of our letter dated
January 20, 2006. Based on your response it appears that the $3.1 million of loans originated pending sale to investors should be classified as loans held-for-sale. Please confirm that in future filings you will separately present these loans as loans held-for-sale. Confirm that you will separately present the origination and sale of these loans in the operating section of your statements of cash flows. Refer to paragraph 13(e) of SOP 01-6 and paragraph 9 of
SFAS 102.
2. In future filings please include a footnote disclosing the nature of the transactions through which you originate and sell loans to investors and describe the related accounting policies. Refer to paragraph 13(a) of SOP 01-6.

*****

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have questions.


								Sincerely,



      Joyce Sweeney
									Accounting Branch
Chief
Mr. Anderson L. Smith
Jefferson Bancshares, Inc.
February 23, 2006
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